April 4, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief - Legal

Re:	Sapiens International Corporation N.V. (the “Company”)
Registration Statement on Form F-3 (the “Form F-3”)
Filed March 11, 2013
File No. 333-187185

Dear Mr. Shuman:

We are hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated March 22, 2013 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

On the date hereof, the Company is filing Amendment No. 1 to the Form F-3 (the “Amendment”), which incorporates the revisions described herein in response to the issues raised by the Staff in the Comment Letter.

Exhibit 5.1

1.	The legality opinion appears to include overly broad assumptions. For example, counsel appears to have assumed that the company is legally incorporated, has sufficient authorized shares, is not in bankruptcy and has taken all corporate actions necessary to authorize the issuance of the securities. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please revise. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We respectfully acknowledge the Staff's comment. In response to the comment, Curaçao counsel to the Company has submitted a revised opinion that deletes the assumptions referenced by the Staff and that otherwise addresses the concerns raised by the Staff in its comment. The revised opinion has been filed as Exhibit 5.1 to the Amendment.

2.	The opinion states that it is addressed to the company, and is “solely” for the company’s benefit. Purchasers of securities in the offering are entitled to rely on the opinion. Please delete this limitation on reliance. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

We respectfully acknowledge the Staff's comment. The revised opinion of Curaçao counsel that serves as Exhibit 5.1 to the Amendment deletes the limitation on reliance referenced by the Staff in the Comment Letter.

3.	Please explain to us the purpose of the last paragraph of this opinion, or delete it. In that regard, it is unclear why this paragraph is necessary for counsel to opine on the legality of the securities being offered and sold pursuant to the registration statement. In addition, the language suggests a limitation on reliance. Ensure that counsel’s opinion is not contingent on, or based upon, matters not explained therein.

We respectfully acknowledge the Staff's comment. In response thereto, the revised opinion of Curaçao counsel deletes the subject paragraph referenced by the Staff.

Exhibit 23.2

4.	This consent is not dated. Please file an amended registration statement with a dated consent. See Item 601(b)(23) of Regulation S-K.

We respectfully acknowledge the Staff's comment. In response thereto, we have filed a revised, dated consent of the Company’s independent registered public accounting firm as Exhibit 23.2 to the Amendment.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Roni Al Dor

Roni Al Dor

Chief Executive Officer

Sapiens International Corporation N.V.

cc:	Evan S. Jacobson, Attorney-Advisor
(Securities and Exchange Commission)

Mike Rimon, Adv. Jonathan M. Nathan, Adv. (Meitar Liquornik Geva Leshem Tal)